
06012388



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

LETTER FOR MAINTENANCE OF EXEMPTION

21 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 14

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	06.03.2006 and 10.03.2006
2	Related Party Transaction - Proposed disposal of Yunnan Sime Winner Motor Services Co., Limited.	09.03.2006
3	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	10.03.2006 and 15.03.2006
4	Completion of the disposal of Sime Darby Marketing Sdn. Bhd.	14.03.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Y/working/sdb/ltr/adr

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 06/03/2006 05:22:48 PM
Reference No SD-060302-4400C

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

Particulars of substantial Securities Holder

*	Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	:	434217-U
*	Nationality/country of incorporation	:	Malaysia
*	Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
*	Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 21/02/2006	* 23,512,800	

*	Circumstances by reason of which change has occurred	:	Purchase of shares by the Company
*	Nature of interest	:	Direct



	Direct (units)	: 918,718,532
	Direct (%)	: 37.34
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 918,718,532
*	Date of notice	: 21/02/2006

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 24th February 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/03/2006 05:11:56 PM
Reference No SD-060309-4CF4F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 02/03/2006	* 1,500,000	

* Circumstances by reason of which change has occurred : **Sale of shares by the Company.**
* Nature of interest : **Direct**

Direct (units)	:	917,218,532
Direct (%)	:	37.27
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	917,218,532
* Date of notice	:	02/03/2006



Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 8th March 2006.



Form Version 2.0
General Announcement
Submitted by S DARBY on 09/03/2006 06:23:03 PM
Reference No SD-060127-6CCAE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Related Party Transaction
Proposed disposal of Yunnan Sime Winner Motor Services Co., Limited

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Motors (Nissan China) Holdings Limited ("SDMNC"), had on 8th March 2006 entered into an Equity Interest Transfer Contract ("the Contract") with Ms Ma Qin, Yunnan Kai Cheng Economic and Trading Company Limited ("YKC") and Yunnan Sime Winner Motor Services Co., Limited ("YSW") for the disposal by SDMNC of its entire 90% equity interest in YSW to Ms Ma Qin, for a total cash consideration of RMB5,500,000 ("the Disposal").

2. Information on YSW

YSW has a registered capital of RMB9,997,427 which are held by SDMNC and YKC in the proportion of 90% and 10% respectively. YSW is principally engaged in the business of operating motor vehicle services centres.

YSW had net assets of RMB7,338,000 based on its latest audited financial statements as at 30th June 2005 and recorded a net loss of RMB1,696,000 for the financial year ended 30th June 2005.

Upon completion of the Disposal, YSW will cease to be a subsidiary of Sime Darby. The registered capital of YSW will then be held by Ms Ma Qin and YKC in the proportion of 90% and 10% respectively.

3. Rationale of the Disposal

The Disposal was made in line with the Group's strategy to realign its motor businesses in China.

4. Approvals Required

The completion of the Contract is conditional upon, amongst others, the approval of the State Administration of Industry and Commerce in China and other relevant regulatory authorities, if required.

5. Liabilities and encumbrances

YSW will be sold to Ms Ma Qin free from all charges or liens or third party interest and with all incidental rights and benefits attaching thereto.

6. Consideration

The consideration for the Disposal was arrived at on a "willing buyer-willing seller" basis.

The proceeds from the Disposal will be used as working capital for the Sime Darby Group.

7. Effects on Earnings and Net Assets

The Disposal is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the financial year ending 30th June 2006.

8. Cost of Investment

The total cost of investment by SDMNC in YSW is HK$8,490,000. Based on the audited financial statements for the financial year ended 30th June 2005, the Disposal will result in an estimated loss on disposal to the Sime Darby Group of approximately HK$937,000.

9. Interests of Directors and Substantial Shareholders

Ms Ma Qin is a director of YSW.

Save as disclosed above, none of the other Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

10. Directors' Opinion

The Board of Sime Darby is of the opinion that the Disposal is in the best interest of Sime Darby and its shareholders.

11. Expected completion date of the Disposal

The Disposal is expected to be completed within four (4) months from the date of the execution of the Contract.

12. Documents for Inspection

The Contract is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 9th March 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/03/2006 05:11:54 PM
Reference No SD-060309-4B58C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

RHB Asset Management Sdn. Bhd.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 02/03/2006	* 100,000	

* Circumstances by reason of which change has occurred	:	Sale of shares managed by a Portfolio Manager.
* Nature of interest	:	Direct
Direct (units)	:	363,963,405
Direct (%)	:	14.79
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%) :

* Total no of securities after change : 363,963,405

* Date of notice : 02/03/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 8th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/03/2006 05:11:52 PM
Reference No SD-060307-2F389

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 56,200 shares)

PHEIM Asset Management Sdn. Bhd.
(Acquisition of 818,700 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/12/2005	* 818,700	
Disposed	27/02/2006	31,200	
Disposed	28/02/2006	25,000	

* Circumstances by reason of which change has occurred : Acquisition and sale of shares by the EPF Board and its Portfolio Manager.
* Nature of interest : Direct

Direct (units)	:	364,063,405
Direct (%)	:	14.79
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	364,063,405



* Date of notice : 28/02/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 6th March 2006. The above transaction on 27th December 2005 was omitted from EPF's earlier notification to the Company.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/03/2006 05:38:17 PM
Reference No SD-060310-A8D63

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
CIMB Principal Asset Management Bhd.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/03/2006	* 368,100	

* Circumstances by reason of which change has occurred : Sale of shares managed by a Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 363,595,305
Direct (%) : 14.77
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after change : 363,595,305

* Date of notice : 06/03/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 10th March 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 14/03/2006 05:26:52 PM
Reference No SD-060222-49871

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of the disposal of Sime Darby Marketing Sdn. Bhd.

* Contents :-

Further to the announcements dated 30th September 2005 and 12th December 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that pursuant to the Sale and Purchase Agreement dated 30th September 2005 between Sime Malaysia Region Berhad ("SMRB"), a wholly-owned subsidiary of Sime Darby, and Petra Foods Limited ("PFL"), SMRB had, on 14th March 2006 completed the disposal of the remaining 30% of the issued and paid-up share capital of Sime Darby Marketing Sdn. Bhd. ("SDM") comprising 1,702,500 ordinary shares of RM1.00 each, to PFL.

This announcement is dated 14th March 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: